Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

International Assets Holding Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-117544, 333-137992, 333-144719, and 333-152461) on Form S-3 and (Nos. 333-08332 and 333-142262) on Form S-8 of International Assets Holding Corporation (the Company) of our reports dated December 15, 2010, with respect to the consolidated balance sheet of the Company as of September 30, 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of September 30, 2010, which reports appear in the September 30, 2010 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Kansas City, Missouri

December 15, 2010